October 12, 2007

Via EDGAR and Fax Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Attention: Mellissa Campbell Duru
Re:	Freeport-McMoRan Copper & Gold Inc.
Definitive 14A
Filed June 5, 2007
File No. 1-11307-01

Dear Ms. Duru:

On behalf of Freeport-McMoRan Copper & Gold Inc. (the “Company” or “we”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile dated August 21, 2007, in connection with the Company’s definitive proxy statement filed on June 5, 2007 (the “Proxy Statement”).  We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response.

2006 Director Summary Compensation, page 8

Comment 1: Please provide an analysis that focuses on your rationale for structuring director compensation. You provide considerable benefits to non-management directors upon retirement but there is little, if any, disclosure that addresses the reasons for your awarding this type of compensation, how you determined the amount to pay, why the nominating and corporate governance committee believes it is appropriate, and how the policies relating to director compensation fit within the company’s overall compensation philosophy. Specifically disclose the percentage of the standard portion of each annual director’s fee that each of the directors are entitled to at retirement and identify all current directors who are eligible to receive the additional $20,000 annualized benefit. See Item 402(k)(3) of Regulation S-K.

October 12, 2007

Response 1:  Our director compensation includes cash, equity and retirement benefits.  Our director compensation program is structured to attract and retain highly qualified directors.  In 2003, we engaged Mercer Human Resource Consulting to assist us in evaluating the competitiveness of our then current director compensation program in light of our desire to remain competitive.  As part of this evaluation, Mercer noted that increased regulation of board activities by the Securities and Exchange Commission and the stock exchanges had resulted in increased expectations regarding technical expertise of directors, increased time commitments, an increased demand for qualified and experienced directors and greater pressure for individuals to serve on a limited number of boards.  Mercer’s report compared our director compensation practices with those of 14 of our peer companies in the mining and energy industry, and concluded that our total director compensation was in the top quartile of the market (as a result of our equity program for directors), but the cash component of our program was below the 25th percentile of the market.  Mercer also indicated that the prevalence of director retirement benefits had declined in recent years.

After reviewing Mercer’s report, our Nominating and Corporate Governance Committee recommended that our board increase the cash component of our director compensation program to the current levels that are described on page 6 of the Proxy Statement and proposed to decrease the value of the equity component (subject to our stockholders’ approval of the 2004 Director Compensation Plan).  Under the new plan, which was approved by our stockholders in 2004, non-management directors are now awarded an annual grant of stock options to purchase 10,000 shares of our common stock and 2,000 restricted stock units. The equity component of our director compensation package represents awards of fixed share amounts, which will not fluctuate based on the price of our stock and is not designed to deliver a specific dollar value.  The Nominating and Corporate Governance Committee also considered our director retirement program.  After reviewing the total benefit package offered to our directors, the committee decided to maintain the retirement benefit as an element of our director compensation program in order to encourage long-term service on our board.

In light of the Company’s recent acquisition of Phelps Dodge Corporation, which significantly changed the size of our Company as described in our response to Comment 7, we intend to review our director compensation program and will report on this review in future filings.  To the extent appropriate, we will also incorporate the above discussion.  In addition, we will supplement our disclosure in future filings to identify all current directors who are eligible to receive the retirement benefits, including those who are also eligible to receive the additional $20,000 annualized benefit, and a summary of the percentage of the director’s annual retainer fee to which each of the eligible directors would be entitled, substantially in the form as follows:

The chart below identifies the current non-management directors who would have been eligible to participate in the retirement plan as of December 31, 2006, and summarizes the projected benefit to each assuming the director had retired from our board of directors on such date:

October 12, 2007

Name of Eligible Director	Percent of retainer (currently $40,000) to be paid annually following retirement	Eligible for additional $20,000 benefit
Robert J. Allison, Jr.	50%	No
H. Devon Graham, Jr.	60%	No
J. Bennett Johnston	90%	No
Bobby Lee Lackey	100%	Yes
B. M. Rankin, Jr.	100%	No(1)
J. Stapleton Roy	50%	No
J. Taylor Wharton	100%	Yes
___________
(1)	Mr. Rankin previously retired from the Company’s former parent and is currently receiving the additional $20,000 retirement benefit from a successor entity.

Compensation Discussion and Analysis, page 14

Comment 2: Please provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, on page 16, you make general statements relating to the appropriateness of the compensation awarded to Messrs. Moffett and Adkerson yet you do not analyze in quantitative or qualitative terms the specific bases upon which the committee reached those conclusions. Also, on page 15, you do not explain in sufficient detail the committee’s analysis of the named executive officers’ contributions that served as the basis for the committee’s conclusion that the total compensation packages of the executive officers are “reasonable.” Please provide a complete analysis of the specific factors the committee considered in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response 2:  On page 16 of the Proxy Statement, we describe the components of our executive officer compensation for 2006, noting that it included base salaries, annual incentive awards (including, in some instances, restricted stock units), long-term incentive awards, and personal benefits and perquisites.  We then describe each of those components in subsequent sections of our Compensation Discussion and Analysis.  We recognize that the total annual compensation paid to Messrs. Moffett and Adkerson is weighted towards current compensation.  In future filings, we will include a chart similar to the following to provide more detail regarding why we have chosen to pay each element of compensation:

Component of Compensation	Summary and Purpose of the Component
Base Salaries
Base salaries provide fixed compensation to our executives.  Each executive officer’s base salary is based on his or her level of responsibility.  The base salaries of Messrs. Moffett and Adkerson are contractually set through December 31, 2008, as described below.

October 12, 2007

Annual Incentive Awards
Annual cash incentives are a variable component of compensation designed to reward executives for maximizing annual operating performance.  The aggregate plan funding amount for the annual cash awards is based on our net cash provided by operating activities, which we believe is a significant measure of our Company’s success.  Each executive officer is allocated a percentage of the plan funding amount based on his or her responsibilities, which percentages have been fairly consistent in recent years.  In addition, executive officers are permitted to exchange all or a portion of their annual cash award for restricted stock units.  The annual incentive plan, which our shareholders have approved, is described below.

Long-Term Incentive Awards
Long-term incentives are a variable component of compensation intended to reward our executives for the Company’s success in achieving sustained, long-term profitability and increases in stock value.  We provide long-term incentive awards in the form of performance units (granted annually) and stock options (granted every three years), the combination of which provides a focus on:
•  Stock price performance
•  Sustained profit performance
•  Executive ownership of our stock
The number of performance units and stock options granted to each executive officer is based on the executive officer’s responsibilities.  These programs, which our shareholders have approved, are further described below.

Personal Benefits and Perquisites	Our purpose in providing personal benefits and perquisites is to aid in the retention of executive talent. These benefits are further described below.

As described above, many aspects of the compensation received by our executive officers are based on objective criteria tied to the Company’s performance.  In particular, as described in our responses to Comments 9 and 17, the annual cash bonus and the performance units are directly tied to the Company’s performance, which has been strong in recent years.  Specifically, the annual cash bonus is directly tied to net cash provided by operating activities and return on investment, and the performance units are directly tied to annual earnings per share.  Stock options are directly tied to the performance of the Company’s stock, which has also been strong in recent years as reflected in the performance graph included in the Company’s 2006 annual report showing that the Company’s cumulative total stockholder return for the five-year period

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ended December 31, 2006 was over 400% compared to 282% for its peer group and 35% for the S&P 500.

Although objective criteria apply, the committee does not apply “hard metrics” to every decision regarding executive compensation.  We have a small group of executive officers, and the committee’s decisions regarding salary levels and grant amounts (in the form of stock options, performance units and percentage allocations under the annual incentive plan) reflect the committee’s views as to the broad scope of responsibilities of our executive officers and the committee’s subjective assessment of their significant impact on the Company’s overall success.  As we state in our response to Comment 8, we acknowledge that the compensation levels of our chairman and our chief executive officer reflect our view that the leadership of these two officers is primarily responsible for the Company’s success.  In addition, beginning on the bottom of page 15 of the Proxy Statement we have provided detailed descriptions of the contributions that each has made and continues to make to our Company.

Comment 3: To the extent the committee relied upon the analysis of tally sheets, as disclosure at the bottom of page 15 indicates, please provide appropriate disclosure addressing the committee’s analysis of this information and how this evaluation resulted in specific awards for the fiscal year for which you are reporting compensation.

Response 3: The committee did not rely on tally sheet information in granting specific awards for fiscal year 2006.  As we note on page 15 of the Proxy Statement, the committee “quantified and reviewed all components of the compensation received by our executive officers…”  Preliminary tally sheets are prepared and presented to the committee at its December meeting, summarizing the projected total compensation for our executive officers for the current fiscal year, and then final tally sheets containing compensation totals are reviewed by the committee at its first meeting of the next year.  The committee uses the tally sheets as a means of summarizing the total compensation of our executive officers for the prior fiscal year, and projecting possible future payouts to our chairman and to our chief executive officer under our supplemental executive retirement plan and their employment and change in control arrangements, and to our other executive officers resulting from a change in control.  The tally sheets are prepared to ensure the committee has a complete understanding of each element of the compensation arrangements in effect for the executive officers, and to provide the committee with the “total picture” of current executive compensation and commitments of future executive compensation.  The committee has not used this information in connection with granting specific awards or setting individual compensation levels.  In future filings, we will include additional discussion regarding the committee’s use of tally sheets.

Role of Compensation Consultants and Management, page 15

Comment 4: Your disclosure does not include a description of the nature and scope of Mercer’s assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. Provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S -K.

October 12, 2007

Response 4: As stated on page 15 of the Proxy Statement, from 2000 until January 2007, Mercer had been engaged by the corporate personnel committee to advise the committee on matters relating to executive compensation on a regular and on-going basis.  Pursuant to this general engagement, Mercer provided information to the committee regarding current executive compensation issues and trends, and responded to questions from the committee.  Also, since 2004 the committee and the Company’s management have had separate compensation advisors.

In addition to the committee’s general engagement of Mercer, the committee requested that Mercer perform certain specific, targeted assignments from time to time.  In particular, in 2004 and most recently in 2006, the corporate personnel committee requested that Mercer conduct an extensive review of our executive compensation practices, comparing our Company’s compensation programs and competitive performance with those of a peer group in order to assist the committee in assessing the competitiveness of our executive compensation and in evaluating our executive compensation within the context of the Company’s performance.  For the 2006 review, the peer group consisted of 12 publicly traded natural resource companies similar in size to our Company based on annual revenue.  Although the committee did not dictate to Mercer how this review should be conducted, Mercer discussed its review processes with the chairman of the committee and reported to the full committee the steps it had taken in conducting the review, which included the following:

-	discussed with the chairman of the committee the objectives of the project with respect to reviewing the compensation paid to our executive officers
-	interviewed members of the committee to better understand their perspectives on executive compensation issues at the Company
-	interviewed Mr. Moffett and Mr. Adkerson to better understand compensation strategy and business issues relating to the Company
-	interviewed the committee’s outside counsel for his perspective on governance and process issues
-	evaluated the peer group used in its 2004 review, identified the companies to include in the peer group for the 2006 review, and analyzed the public filings of those companies
-	developed and presented a report to the committee

During 2005 and 2006, the committee also requested Mercer’s assistance in its compilation and review of the competitive market for executive and director stock ownership guidelines, and its preparation of proposed stock ownership guidelines for adoption by the board of directors.  We will include more detail of our compensation consultant’s assignments in future filings.

Evaluation of Program, page 15

Comment 5: Although you disclose that total compensation was at or near the 75th percentile in comparison to the peer group, please clarify whether you target specific percentiles for each element of compensation. If so, please disclose the percentiles represented by actual compensation paid for each element of compensation in 2006. To the extent actual compensation

October 12, 2007

paid to an executive officer varied from a targeted percentile, such as the compensation paid to your executive chairman, please provide a more detailed analysis of the reasons for the divergence. See Item 402(b)(1)(xiv) of Regulation S-K.

Response 5:  As stated in the Proxy Statement, the committee’s philosophy is to emphasize performance-based compensation and tie compensation to the interests of our stockholders with the goal of ensuring that we continue to attract and retain the highest level of executive talent.  Toward that end, the committee has “traditionally targeted our total executive compensation levels in the top quartile of comparable companies.”  Proxy Statement p. 15 (emphasis added).  This target, however, is not a rigid requirement and the committee does not aim for specific percentiles for each element of compensation or for total compensation.  We will incorporate the preceding sentence in future filings.

The committee evaluates our compensation levels relative to our peers to ensure that the total compensation levels are within or near the desired range, which is the upper quartile, and not for the purpose of setting compensation at a specific percentile.  The committee also evaluates compensation within the context of the Company’s performance.  Given the structure of our annual incentive program, which is based on a percentage of operating cash flow and thus directly tied to the financial performance of the Company, the committee understands that the potential awards to our executive officers will likely vary from year to year.  As we note on page 15 of our Proxy Statement, based on Mercer’s 2006 review, the total compensation of our executive officers was either near or above the 75th percentile, except for Mr. Moffett, whose total compensation was at the top of the range.  We do not view this as a divergence.

Mercer’s 2006 review also included a review of the Company’s performance relative to the peer group based on a variety of financial measures:  total shareholder return, revenue and earnings growth, operating cash flow, EBITDA, net income, return on investment and return on gross assets.  Over the previous three- and five-year periods reviewed, Mercer reported that the Company performed near or at the top of the peer group relative to cash flow and exceeded the median performance on all metrics reviewed.  Moreover, Mercer reported that the Company’s long-term (five-year) shareholder return significantly outperformed all of its peers.

Employment Agreements - Messrs. Moffett and Adkerson, page 16

Comment 6: Please describe the impact, if any, on the committee’s decisions regarding Mr. Adkerson’s compensation in light of the significant vesting events for him in January and February 2007. In addition, in 2006 Mr. Moffett realized $30,576,271 upon the exercise of stock options and Mr. Adkerson realized $18,005,429 and $6,477,632, respectively, upon the exercise of options and the vesting of stock awards. In accordance with Item 402(b)(2)(x), provide disclosure addressing the impact these realized amounts had or will have on compensation policies or specific awards relating to these individuals, including how these types of gains will be considered or have been considered in the formulating of retirement benefits.

Response 6:  The gains received by our executive officers in connection with stock option exercises and the vesting of restricted stock units have not factored in the committee’s decisions

October 12, 2007

regarding executive compensation.  The committee believes that to do so would be “double counting” compensation (i.e., when issued and when exercised or vested).  We will add a statement to this effect in future filings.

The equity awards we grant to our executive officers consist of stock option grants, which the executives generally receive every three years, and restricted stock units that the executives may elect to receive in lieu of all or a portion of their annual cash incentive bonus.  The restricted stock units granted under this program vest ratably over a three year period, provided the applicable performance criteria are satisfied (see our response to Comment 14).  Mr. Adkerson has elected to participate in our restricted stock unit program since its inception in 1999, thus each year he has three separate vesting events in which one-third of his then outstanding restricted stock units vest and he receives shares of our common stock.  Because the restricted stock units are granted in lieu of cash compensation previously earned and the executive undertakes a certain degree of risk when agreeing to participate in the program, we believe it would be inappropriate to allow the value of the award at vesting to impact future compensation.  With respect to the stock option grants, the committee’s position has been similar.  The value of the stock options upon exercise is directly related to the appreciation in value of our common stock, which in turn is directly impacted by the efforts of our executive officers in managing our Company.  Further, the committee believes that one of the purposes behind granting stock options to executives is to provide an incentive for them to increase shareholder value over time.  As such, the committee has not taken realized option gains into account when making decisions regarding future compensation, nor did it revise its compensation or grant practices during years when our executives did not exercise any stock options (1997 - 2001).

The gains received by our executive officers in connection with stock option exercises or vesting of restricted stock units, if applicable, do not have an impact on the calculation of their retirement benefits.  The Company’s contributions to the Employee Capital Accumulation Program (our 401(k) plan) and the Supplemental Executive Capital Accumulation Program (our supplemental 401(k) plan) do not take into account income associated with option exercises or the vesting of restricted stock units when determining the Company’s contributions.  Further, income associated with option exercises or the vesting of restricted stock units is not a factor in determining the benefits payable under the Supplemental Executive Retirement Plan in which Messrs. Moffett and Adkerson participate, nor is it a factor in determining payments under any outstanding employment or change of control agreements between the Company and our executive officers.  In future filings we will add further disclosure of the facts referenced in this response.

Base Salaries, page 16

Comment 7: Provide analysis of the reasons for the increase in Mr. Adkerson’s base salary and include an explanation of the reason for the elimination of a distinction in the amount of base salary awarded to theChairman versus the Chief Executive Officer. See Item 402(b)(1)(v) of Regulation S -K.

October 12, 2007

Response 7:  As this increase pertains to fiscal 2007 compensation, we will provide an analysis of the committee’s decision to increase Mr. Adkerson’s salary in our proxy statement related to our 2008 annual meeting.  In general, as reported on page 18 of the Proxy Statement, we completed the $26 billion acquisition of Phelps Dodge Corporation in March 2007.  As a result of this acquisition, we are now the world’s largest publicly traded copper company with a current market capitalization of over $40 billion (compared to a market capitalization of approximately $12 billion prior to the Phelps Dodge acquisition). The committee authorized the increase in Mr. Adkerson’s annual base salary to $2,500,000, after considering the increased responsibilities in leading and managing a significantly larger company.  The increase in Mr. Adkerson’s base salary to mirror Mr. Moffett’s also reflects our committee’s view that Messrs. Moffett and Adkerson serve as partners in the leadership of our Company.

Comment 8: Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. Refer to the wide disparities in the salaries awarded to Messrs. Moffett and Adkerson, the amounts awarded to them under the annual incentive plan for fiscal years 2005 and 2006, and the cash payout of units granted under the Long-Term Performance Incentive Plan that vested in December 2005 and 2006. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis. Provide specific disclosure that addresses the reasons why the next highest paid officer earns in excess of $20 million less than Messrs. Moffett and Adkerson.

Response 8:  We acknowledge that our compensation practices reflect the value the Company places on Messrs. Moffett and Adkerson, and the premium we are willing to pay for their qualifications and capabilities in implementing our Company’s business strategy.  In addition, the levels of compensation paid to Messrs. Moffett and Adkerson as compared to our other executive officers has some basis in seniority and the fact that we have not typically had a large senior management group.  In October 2000, we announced a significant management reorganization and for several years our senior management included only Messrs. Moffett, Adkerson and one other officer who retired in 2006.  As such, Messrs. Moffett and Adkerson were almost solely responsible for the senior executive management of our Company.  At the end of 2003, we announced another management reorganization, which resulted in three additional individuals being named as executive officers.  Despite this increase in our executive officer pool, Messrs. Moffett and Adkerson remained primarily responsible for directing and implementing the Company’s business strategy, which fact has been reflected in their compensation levels.  In March 2007 in connection with our acquisition of Phelps Dodge, we again reorganized our senior management and have increased the compensation to our other executive officers to reflect the expanded roles that the committee believes they will play in the management of our Company going forward.  We will revise our Compensation Discussion and Analysis in future filings to incorporate this information.

October 12, 2007

Annual Cash Incentive Awards, page 17

Comment 9: Please provide quantitative disclosure of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation for 2006. Disclose the specific targets, such as those relating to return on investments, cash flow from operations, and other operational and strategic objectives, and discuss how you structure your incentive awards around such targets. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and discuss how difficult it will be for you to achieve the target levels or other factors. In this regard, provide disclosure that contains appropriate insight into the factors considered by the compensation committee in setting performance-related objectives. See Instruction 4 to Item 402(b) of Regulation S-K.

Response 9: The specific targets requested are disclosed on page 17 of the Proxy Statement, where we summarize our annual incentive plan.  As we discuss, our executive officers are awarded annual bonuses pursuant to our current annual incentive plan, which was approved by our stockholders in 2005.  The committee assigns participants in the plan a participation interest in the “plan funding amount” in the beginning of the fiscal year, which percentages are based on each officer’s level of responsibility (see our response to Comment 13 for each officer’s percentage interest), resulting in higher awards for positions with greater responsibility.  Under the terms of the plan, no awards will be made for any year if our five-year average return on investment (generally, consolidated net income divided by consolidated stockholders’ equity and long-term debt, including the minority interests’ share of subsidiaries’ income and stockholders’ equity) is less than 6%.  If this return on investment threshold is met for a given year, then the plan funding amount is determined, which is the maximum aggregate cash pool from which the awards are made.

As described on page 17 of the Proxy Statement, the plan funding amount is initially equal to 2.5% of the “net cash provided by operating activities” for the year with respect to which the awards are made.  The plan provides that up to 20% of the plan funding amount will be subject to adjustment for safety performance based on achievement of specified quantitative criteria and an overall qualitative assessment as described further in our response to Comment 10 below.  As a result, the plan funding amount may be increased to 2.75% or decreased to 2.0% of net cash provided by operating activities as a result of the Company’s satisfaction of these safety measures.  No additional specific quantitative performance measures apply to the remaining 80% of the plan funding amount (2.0% of net cash provided by operating activities).  The committee, however, has discretion to decrease the plan funding amount based on its review of operational, financial and other factors that the committee deems relevant, including accomplishments and results in the areas of exploration, production, management and strategic planning as described on page 17 of the Proxy Statement.  In particular, as part of its confirmation of the plan funding amount for 2006 the committee reviewed, among other things, various key operating and financial statistics (such as copper and gold sales, realizations, net unit cash costs per pound, capital expenditures, and debt levels), and various operational accomplishments.  After this qualitative assessment of 2006 performance, the committee elected not to reduce the plan

October 12, 2007

funding amount after its subjective consideration of those factors.  We will include this information in future filings.

Comment 10: It appears you establish performance targets early in the fiscal year. Revise the Compensation Discussion and Analysis to address actions regarding executive compensation that were taken after the end of your last fiscal year. See Instruction 2 to Item 402(b) of Regulation S-K. Please identify the targets established for 2007. As indicated in the immediately preceding comment, if you believe that disclosure of the targets is not required because it would result in competitive harm and allow you to exclude the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure under Instruction 4 to Item 402(b) of Regulation S-K.

Response 10: Please refer to our response to Comment 9 for a discussion of our annual incentive plan.  As described above, our annual incentive plan is formulaic and the performance threshold and the performance measures used to calculate the plan funding amount do not change from year to year.  The only variables that could exist are the qualitative factors the committee considers in determining whether to exercise its discretion to reduce 80% of the plan funding amount (2.0% of net cash provided by operating activities), and the specific quantitative safety measures the committee chooses to use in a given year, which measures could result in the plan funding amount being increased up to 0.75% of net cash provided by operating activities.  Just as in 2006, the committee determined that the quantitative safety performance measures applicable in assessing the Company’s safety performance for 2007 would be based on a comparison to the three-year historical average reportable rate from 2004-2006 (the average rate).  (For 2006, the measure used was the three-year historical average rate from 2003-2005).  For 2007, (1) up to 100% of the safety pool will be awarded for a 10% improvement in the average rate, (2) up to 150% of the safety pool will be awarded for an 18% improvement in the average rate, and (3) no part of the safety pool would be awarded for a reportable rate equal to or in excess of 168% of average rate.  In addition to the quantitative measures, the committee will also consider qualitative measures, including the success of the safety program, improvements in safety performance and other significant safety factors.  As this disclosure relates to 2007 compensation, we will include this disclosure in our proxy statement for our 2008 annual meeting.

Comment 11: You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee. For example, you state on page 18 that “individual performance is an important factor considered in determining the actual awards paid under the performance incentive awards program” yet you provide minimal, if any, corresponding disclosure that assists investors in understanding the impact of individual performance on incentive awards. Provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

October 12, 2007

Response 11: The reference to individual performance noted on page 18 of the Proxy Statement pertains to awards under our performance incentive awards program, which is the annual bonus program in which our non-executive officers and other employees participate.  This program does not pertain to the compensation of our executive officers, and was only included in an effort to provide a comprehensive review of our compensation programs.  Discussion of this program is not required by Regulation S-K Item 402, and thus to avoid confusion, we will eliminate it from future filings.

As noted in our response to Comment 9, our annual incentive plan is designed to provide performance-based awards to our executive officers whose performance can have a significant and direct impact on our Company’s profitability and future growth.  Each executive officer’s percentage interest in the funding pool for the plan is tied to his or her level of responsibility, and is not based on an assessment of the executive officer’s individual performance.  We have historically had a small group of executive officers with significant responsibilities, and the committee believes that for individuals at the executive officer level, the focus on overall Company performance is an appropriate measure of each individual’s performance.

Performance Criteria, page 17

Comment 12:  Although you have provided extensive detail on how you reserve 20% of the plan funding amount as a safety incentive funding pool, you provide no discussion or analysis of how you allocate the remaining 80% of the plan funding amount. Refer to Item 402(b)(1)(v) and Instruction 1 to Item 402(b). Please provide a description of how you award the remaining percentage of the plan funding amount. For each named executive officer, discuss the specific qualitative and quantitative factors that you considered in setting the amount and type of compensation they received under the annual incentive plan during fiscal 2006.

Response 12:  Please see our responses to Comments 9 and 10.  To clarify, there is no separate allocation of the remaining 80% of the plan funding amount.  The plan funding amount is determined by reference to 2.5% of net cash provided by operating activities for the year with respect to which the awards are made, with 20% of this amount directly linked to safety performance.  After the end of the applicable fiscal year, the committee determines the aggregate amount of the plan funding amount by confirming what net cash provided by operating activities was for the prior fiscal year and determining if there will be any adjustment to the safety incentive funding pool based on review of the Company’s safety performance.  As stated in our response to Comment 9, the committee may exercise discretion to reduce the remaining 80% of the plan funding amount based on its qualitative assessment of operational, financial and other factors that it deems relevant.  Finally, as we note in our responses to Comments 9, 11 and 13, each executive officer’s percentage interest in the plan funding amount is based on his or her level of responsibility, with the majority of the pool (81%) in 2006 collectively going to our chairman (50%) and to our chief executive officer (31%), and the remaining 19% distributed among the remaining executive officers.

October 12, 2007

Comment 13: Please provide an analysis of why the committee chose to establish the range of 2%-2.75% of net cash provided by operating activities in establishing the plan funding amount. Moreover, to facilitate an understanding of the potential compensation an executive may earn, please disclose for the fiscal year (1) the aggregate dollar amount of the plan funding amount pool, (2) the dollar amount of the maximum amount based on percentage assigned that an executive officer could be awarded, and (3) the dollar amount of the actual award provided to a named executive officer during fiscal 2006.

Response 13:  Please see our responses to Comments 9 and 10.  The plan funding amount for the annual incentive plan has been set at 2.5% of net cash provided by operating activities since 1995, when our stockholders approved the Company’s predecessor annual incentive plan.  In 2005, after consultation with Mercer, the committee considered revisions to the plan, primarily to add a safety adjustment to the plan funding amount.  At that time, the committee reviewed other aspects of the plan, including the measure used to calculate the aggregate plan funding amount, and determined that it was still an appropriate means of calculating the initial award pool.  In 2005, like in 1995, the Company’s principal asset was the Grasberg minerals district, which currently contains the largest single copper reserve and largest single gold reserve of any mine in the world.  The Company also continues to view operating cash flow as a key measure of its performance.

We submitted our current annual incentive plan to our stockholders for approval in 2005, which plan is substantially similar to the prior plan except for the reservation of 20% of the plan funding amount for a safety incentive pool.  Our purposes in seeking stockholder approval were two-fold.  We sought approval for the safety adjustment to the plan funding amount established by the plan, but also sought to give our stockholders an opportunity to reconfirm the parameters of our plan.  As reported in our Form 10-Q for the second quarter of 2005, our stockholders approved the new plan with over 90% of the votes cast in favor of adoption.

As stated on Page 17 of the Proxy Statement, the plan funding amount under the annual incentive plan for fiscal year 2006 was 2.5% of net cash flow from operations, which equaled an aggregated amount of $46.645 million (if the full 150% of the safety pool had been awarded, then the plan funding amount would have been 2.75% of net cash flow from operations, or $51.31 million).  The table below, which we will incorporate in future filings, shows the maximum award that each executive officer could have received based on the participation percentage assigned, and the actual dollar amount awarded to each (disregarding any election by such officers to take restricted stock units in lieu of cash).

Name	AIP Participation %	Maximum Amount Payable	Actual Amount Awarded (1)
James R. Moffett	50%	$25,655,000	$23,325,000
Richard C. Adkerson	31%	15,906,100	14,460,000
Kathleen L. Quirk	4.5%	2,308,950	2,100,000
Michael J. Arnold	4.5%	2,308,950	2,100,000
Mark J. Johnson	4.5%	2,308,950	2,100,000
Adrianto Machribie	5.5%	2,822,050	1,280,000 (2)

October 12, 2007

_________
(1)
As noted in the Proxy Statement, the cash payment amounts under the annual incentive plan reflected in footnote 4 to the Summary Compensation Table do not include the value of the restricted stock units that were delivered in lieu of cash compensation, which amounts are reflected in the “Stock Awards” column of the table and described in footnote 2 to the table.

(2)
As described on page 17 of the Proxy Statement, Mr. Machribie retired effective July 1, 2006, thus he only received 50% of his award under the annual incentive plan, resulting in an aggregate payout under the plan of $45.365 million (or 2.43% of net cash flow from operations).

Restricted Stock Unit Program, page 18

Comment 14: Please disclose whether the committee may exercise or has exercised any discretion in allowing the restricted stock units to vest in years in which you did not meet the performance target.

Response 14:  As described under the heading “Restricted Stock Unit Program,” our executive officers who elect to participate in the restricted stock unit program receive restricted stock units that will vest ratably over a three-year period, provided the average return on investment for the five calendar years preceding each applicable year of vesting is at least 6%.  Neither the annual incentive plan, which authorizes the program, nor the restricted stock unit agreements governing the specific grants, permit the vesting of the restricted stock units if the performance criteria described above is not met nor has the corporate personnel committee taken such action since the program began in 1999.  We will include this clarification in future filings.

Comment 15:  On page 18, in discussing the rationale for the award of restricted stock at a premium of 50% of the market value on the grant date, you state that Mercer “previously reviewed the program and concluded that its design is appropriate and in line with the company’s compensation program.” Please provide a materially complete discussion and analysis of the program, giving consideration to the disclosure required by paragraphs (b)(1)(v) and (vi) of Item 402 of Regulation S-K. Also disclose the date of Mercer’s evaluation and the rationale for your belief that the program continues to be seen as in-line with the compensation program.

Response 15:  As stated on page 18 of the Proxy Statement, the purpose of the restricted stock program is to further align the interests of management with those of our stockholders by providing a means by which our executives can acquire shares of our common stock.  When initially instituted in 1999, the program also served as a means of reducing the cash required to provide competitive incentives to management, although this result is no longer one of the primary purposes of the program.  When the program was initially adopted, the committee’s compensation consultant at the time evaluated the program and determined that it was consistent with similar plans adopted by other companies in the mining industry, and reflected the characteristics of our industry.  In particular, the fact that the value of the restricted stock delivered in lieu of the bonus is exposed to market, country and commodity risks, in addition to the general corporate risks all companies experience and the risk of forfeiture during the three-year vesting period, supported application of the 50% premium when asking executives to

October 12, 2007

exchange a portion of their cash incentives for the stock.  The committee continues to believe that these factors support application of the 50% premium, as does the fact that our stock has been volatile over the years.  In addition, an executive’s election to participate in this program transforms current cash compensation into an equity-based vehicle that carries with it risks inherent in any equity instrument, in addition to those discussed above.  Further, it causes previously earned amounts to again be subject to both service and performance conditions, effectively requiring the executive to “re-earn” any deferred value.

As part of its comprehensive review of our executive compensation program in 2006, Mercer evaluated the program as part of our overall compensation structure.  To the extent that the restricted stock units received by the executive officers represented the 50% premium on their cash awards, Mercer classified and evaluated those awards as long-term incentive compensation when comparing them to our peer group and reaching its conclusions regarding the fact that the total compensation for our executive officers was either at or near the 75th percentile, as discussed in our response to Comment 5.  We will add this clarification to future filings.

Stock Options, page 18

Comment 16: Please provide further analysis of how the committee determined the varying payout levels for the equity awards made on May 11, 2007. See Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S -K.

Response 16:  The number of options awarded to each of our executive officers on May 11, 2007 was determined based on the Company’s historic grant levels with adjustments to reflect the increased duties and responsibilities following the acquisition of Phelps Dodge.  The fact that Messrs. Moffett and Adkerson received identical stock option grants reflects the significant increase in Mr. Adkerson’s responsibilities following the acquisition and our committee’s view that Messrs. Moffett and Adkerson serve as partners in the leadership of our Company.  When determining the number of options to be awarded, the committee’s intent is to provide a relatively constant, fixed share award.  The committee does not seek to grant awards with a specific dollar value, although the committee is advised of the Black-Scholes-Merton value of the options awarded.  As we note in the Proxy Statement, the committee’s policy is to grant stock options to our executive officers every three years.  However, the committee chose to accelerate the scheduled 2008 grant following the Phelps Dodge acquisition. We will include the above disclosure in our proxy statement related to our 2008 annual meeting.

Long-Term Incentives, page 19

Comment 17: There is minimal, if any, analysis on page 19 of how you determined the annual grants of performance units. While you address several general matters relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Provide a complete discussion of the specific factors the committee considered

October 12, 2007

in approving this form of compensation, including identification of the specific targets and criteria the committee considered.

Response 17:  As described on page 19 of the Proxy Statement, the committee believes that sustained profit performance supports increases in shareholder value.  Our long-term performance incentive plan rewards executives for sustained profit performance by linking a portion of their compensation to our cumulative earnings per share over the four-year performance period.  Under the terms of the plan, which was approved by our shareholders in 1999, no more than 4,000,000 performance units may be outstanding at a given time; however, once previously granted performance units are paid out, those units are once again available for grant under the plan.  Thus, each year our executive officers receive a new grant of performance units with a four-year performance period, and also receive a payout of previously granted performance units that vested as of the end of the prior year.  The number of units awarded to each executive officer is based on his or her level of responsibility.  There has been little variation in the number of units granted in recent years to our executives.

As described in footnote 1 to the Grants of Plan-Based Awards table on page 24, the actual payout determinations are formulaic, such that as of December 31 of each year, each officer’s performance award account is credited with an amount equal to the “annual earnings per share” or “net loss per share” (as those terms are defined in the plan) for that year multiplied by the number of performance units then credited to such performance award account.  Normally, no determination is made by the committee other than applying the payout formula.  However, the committee may, in the exercise of its discretion, reduce or eliminate the amount of the annual earnings per share that otherwise would be credited to any performance award account for a given year.  Since the current plan’s adoption in 1999, the committee has not exercised such discretion.  We will provide this additional disclosure regarding the performance units in future filings.

Personal Benefits and Perquisites, page 19

Comment 18: Refer to paragraphs (b)(1)(v) and (vi) of Item 402 of Regulation S-K. Please provide expanded quantitative and qualitative analysis of your retirement benefit programs and your perquisite program, which appear to comprise significant forms of compensation for your named executive officers. For example, please disclose how you determined the percentage of eligible compensation you will contribute on behalf of an executive officer to the non-qualified contribution plan. Please discuss other information relating to other programs associated with post-retirement payments in materially complete detail.

Response 18:  As noted on page 19 of the Proxy Statement, we provide post-employment benefits to our executive officers, which benefits are more fully described on pages 27-32 of the Proxy Statement.  Our non-qualified defined contribution plan was put in place in 1996 and provides participants, including our executive officers, the ability to elect to defer up to 20% of their basic compensation in excess of the qualified plan limits.  Pursuant to the terms of the plan, the Company will make a contribution on behalf of a participant equal to 5% of the participant’s basic compensation in excess of the qualified plan limits, and an additional contribution equal to

October 12, 2007

a specified percentage of the participant’s pensionable compensation (as defined in the plan) in excess of the qualified plan limit, which percentage is 10% for Messrs. Moffett and Adkerson and 4% for our other named executive officers.  The purpose of the plan is to make total retirement benefits for our employees who earn over the qualified plan limits commensurate with those available to other employees as a percentage of pay. In addition to the non-qualified defined contribution plan, we have a supplemental executive retirement plan in which Messrs. Moffett and Adkerson participate, which is described on pages 27-28 of the Proxy Statement.

As noted on page 19 of the Proxy Statement, we have historically provided certain personal benefits and perquisites to our executive officers.  Those benefits are described and quantified in footnote 6 to the Summary Compensation Table on pages 22-23 of the Proxy Statement.

In future filings, we will include a more detailed description of the benefits discussed in this response.

Comment 19: Refer to disclosure in footnote (6) to the Summary Compensation Table. To the extent material to an understanding of any potential payments to other executives, please disclose in the Compensation Discussion and Analysis any other loan forgiveness programs (similar to the one executed with Mr. Machribie) to which the company and a named executive officer is party. Please see Item 402(b)(1)(v) of Regulation S-K and Instruction 1 to Item 402(b).

Response 19:  There are no loan forgiveness programs currently outstanding between the Company and its executive officers.  The agreement between the Company and Mr. Machribie, an Indonesian national, noted in footnote 6 to the Summary Compensation Table pertained to a housing loan and was executed in 1993.

Post-Termination Compensation, page 19

Comment 20:Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response 20:  In April 2001, we entered into employment agreements and change in control agreements with Messrs. Moffett and Adkerson. The committee, advised by Mercer, established the terms of those agreements, which were then approved by our board. In December 2003, after consultation with Mercer, we amended the employment agreements and change in control agreements with Messrs. Moffett and Adkerson, primarily to bring our agreements more in line with market practices at that time.  The amendments were approved by the committee, and were then recommended to and approved by our board. In addition to extending the term of each agreement through December 31, 2008, the amendments (1) reduced the severance multiple

October 12, 2007

from four times (and five times in the context of an unsolicited change in control transaction) to three times specified compensation in all circumstances, and (2) revised the definition of specified compensation to (a) the executive’s base salary plus the highest bonus paid during the previous three years rather than (b) the executive’s base salary plus the highest bonus paid during the previous three years, but with the bonus amount limited to two times base salary.  Based on information provided by Mercer, the committee determined that a three times multiple was more in line with market practices, and worked with the executives to revise the agreements accordingly.  In February 2004, we also entered into similar change in control agreements with each of Messrs. Arnold and Johnson and Ms. Quirk, also providing for a three times multiple of specified compensation in the case of certain terminations following a change in control.  Each of these agreements is described more fully on pages 29-30 of the Proxy Statement, and the potential payments to our executive officers under these agreements are quantified in the table on page 31.

The change in control arrangements fit within our overall compensation objectives because they are designed to retain executives and provide continuity of management in the event of an actual or threatened change in control.  Similarly, the severance benefits we provide Messrs. Moffett and Adkerson promote retention by providing the executives with a degree of protection consistent with the protections commonly provided in the market in the event of a termination of their employment.  The existence of these agreements does not impact our decisions regarding other components of our executive compensation program.  We will include the information in this response in future filings.

Grants of Plan-Based Awards in Fiscal Year 2006, page 24

Comment 21:  Based on your disclosure on page 17, it appears that targets were established for each named executive officer. Please disclose the targets in the appropriate columns. Refer to Item 402(d)(2)(iii) of Regulation S-K.

Response 21:   Please refer to our response to Comment 9.  We do not establish individual targets for each named executive officer, although each named executive officer is assigned a percentage interest in the plan funding amount under the annual incentive plan, which percentages are described in our response to Comment 13.  To avoid confusion, in future filings we will explain in a footnote to the “estimated future payouts” column that the plan does not establish targets.

Nonqualified Deferred Compensation, page 27

Comment 22: Please expand your disclosure consistent with the Instruction to Item 402(i)(2) of Regulation S-K, which requires quantification of the amounts reported in the contributions and earnings columns that are reported as compensation in the last completed fiscal year in your Summary Compensation Table and quantification of the amounts reported in the aggregate balance at last fiscal year end (column (f)) that you previously reported as compensation to the named executive officer in the Summary Compensation Table for previous years.

October 12, 2007

Response 22:   We will comply with this comment in future filings.  We have revised the Nonqualified Deferred Compensation Table contained in the Proxy Statement to include the noted disclosure, which now reads as follows:

Nonqualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year(1)	Registrant Contributions in Last Fiscal Year(2)	Aggregate Earnings in Last Fiscal Year(3)	Aggregate Withdrawals / Distributions	Aggregate Balance at Last Fiscal Year End(4)
James R. Moffett	$217,500	$1,426,425	$1,137,121	--	$15,159,507
Richard C. Adkerson	230,000	842,600	573,543	--	8,831,023
Kathleen L. Quirk	--	60,525	11,655	--	166,763
Michael J. Arnold	60,000	60,345	120,650	--	1,897,744
Mark J. Johnson	25,000	52,250	10,079	--	181,091
______________
(1)	The amounts reflected in this column are included in the “salary” column for each named executive officer for 2006 reported in the Summary Compensation Table.
(2)
The amounts reflected in this column are included in the “all other compensation” column for each named executive officer for 2006 in the Summary Compensation Table, although the “plan contributions” reflected in footnote 6 to that table also include contributions to the company’s 401(k) plan.

(3)
Contributions made to a non-matched company contribution account are treated as if invested to provide a rate of interest equal to the rate for ten-year Treasury Notes, plus a percentage to be determined annually.  The rate of interest was set in July 2000 to yield 10% each year, however monthly compounding is taken into consideration.  If the first business days of the month fall over a weekend or holiday no interest shall accrue for those days.  At the time the rate of interest was set, 120% of the applicable federal long-term rate with monthly compounding was 7.44%.  The difference between the actual earnings and 7.44% is considered preferential earnings.  The portion of the 2006 aggregate earnings that are considered preferential earnings for each named executive officer are included in the “change in pension value and nonqualified deferred compensation earnings” column in the Summary Compensation Table as follows:  Mr. Moffett – $234,864, Mr. Adkerson – $91,423, Ms. Quirk – $2,705, Mr. Arnold – $16,385 and Mr. Johnson – $2,000.

(4)
The following amounts reflected in this column for each named executive officer were included in the 2005 “total” compensation for each named executive officer in the Summary Compensation Table:  Mr. Moffett – $959,644, Mr. Adkerson  – $633,668, Ms. Quirk –  $30,395, Mr. Arnold – $113,444 and Mr. Johnson – $50,856.

——————————

Potential Payments Upon Termination or Change of Control, page 29

Comment 23: Please include a “Total” column in the table presented on page 31. Certain Transactions, page 34.

Response 23: We will comply with this comment in future filings.

Comment 24: Please expand the discussion of your related party transaction policies. Address, among other things, the types of transaction covered and whether the policies for review, approval, or ratification of such transactions is in writing and, if not, how such policies are evidenced. Refer to Item 404(b)(i) and (iv) of Regulation S-K.

October 12, 2007

Response 24:  As stated on page 34 of the Proxy Statement, the board of directors annually reviews and approves, or ratifies, all transactions between the Company and its directors or executive officers that require disclosure under Item 404(a) of Regulation S-K of the rules and regulations of the United States Securities and Exchange Commission.  This practice is currently not evidenced in writing, but the board will be considering amendments to its corporate governance policies later this year, including the adoption of written related party transaction policies that will memorialize this practice, and for which we will provide disclosure in future filings.
___________________________________

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please contact me at your earliest convenience at (504) 582-8412.

Sincerely,

/s/ Douglas N. Currault II
Douglas N. Currault II

cc:           Corporate Personnel Committee
James R. Moffett
Richard C. Adkerson
Kathleen L. Quirk